UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Form 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2001

                       CLAXSON INTERACTIVE GROUP INC.

_______________________________________________________________________________
              (Translation of registrant's name into English)


       Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina
______________________________________________________________________________
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F|_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes|_| No|X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-______________________.
   ---------------

                             C L A X S O N

FOR IMMEDIATE RELEASE


                  CLAXSON ANNOUNCES FINANCIAL RESULTS FOR THE
                              2001 THIRD QUARTER

          Reports positive pro forma EBITDA in first quarter post-merger

Buenos Aires, November 14, 2001 - Claxson (Nasdaq: XSON), a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world, today reported pro forma combined financial results for the three and nine months ended September 30, 2001.

Claxson was formed on September 21, 2001 in a merger transaction which combined El Sitio, Inc., media assets contributed by Ibero-American Media Partners II, Ltd. (IAMP), and other media assets contributed by members of the Cisneros Group of Companies. Results fof the combined company are presented on a pro forma basis as if the combined company had been in existence since January 1, 2001. Prior- year results of IAMP, El Sitio and the other assets contributed by members of the Cisneros Group of Companies are considered not comparable. Historical information for IAMP, El Sitio and the other assets comprising Claxson is provided in Claxson's registration statement on Form F-4 as filed with the U.S. Securities and Exchange Commission and as it became effective on August 15, 2001.

For the third quarter ended September 30, 2001, Claxson reported pro forma net revenues of $27.9 millin. Pro forma EBITDA* (defined as operating income or loss before depreciation and amortization, share-based compensation, merger and restructuring expenses and severance costs), totaled approximately $1.0 million. For the nine months ended September 30, 2001, Claxson's pro forma net revenues totaled $84.9 million and pro forma EBITDA loss totaled $3.6 million. Merger and restructuring expenses totaled $11.1 million and $15.2 million fof the three-and nine-month periods, respectively.

"In the weeks since closing the merger that created Claxson, our management team has been concentrating on integrating our assets and business lines," stated Roberto Vivo, Chairman and CEO of Claxson. "Our post-merger integration initiatives have helped us generate positive EBITDA on a pro forma basis for the third quarter. Meanwhile, we have been able to execute strategic moves to acqire a controlling stake in StarTV in Brazil, exit the e-commerce business and continue our divestiture of connectivity services assets. Continuing to identify and execute on synergy opportunities will remain a top priority."

On October 26, 2001, the company completed the sale of its connectivity services assets in Colombia to Telecorp Group, S.A. on undisclosed terms.


______________________
* EBITDA is not a measure of results of operating or financial condition under U.S. GAAP. All companies do not calculate EBITDA in the same manner, so that disclosures of EBITDA by other companies may not be comparable with EBITDA as used in this press release.

                                   Continued...

Claxson Reports Third Quarter 2001 Results                             Page 2

Third Quarter Review

Claxson's consolidated results reflect the aggregate performance of its four business lines: pay television; broadcast radio; broadcast television; and Internet and broadband. Business line performance highlights are provided as a supplement to this press release. The company also holds an 80.1% equity interest in Playboy TV International (PTVI), a joint venture with Playboy Enterprises, Inc. (NYSE: PLA). Claxson does not control PTVI and therefore its interest in PTVI is not consolidated for reporting purposes.

Subscriber-based fees for the three months ended September 30, 2001 and for the nine-month period ended September 30, 2001 totaled $15.4 million and $47.3 million, respectively. For the nine months ended September 30, 2001, subscriber-based fees comprised approximately 56% of total pro forma net revenues. Claxson's basic package of owned and represented channels reached a total of approximately 49.0 million channel subscribers at September 30, 2001. Claxson reached several new distribution deals in key Latin American markets, including: Multicanal in Argentina, Brazil's RCA and Mexico's DTH platform, Sky, and cable system association, PCTV.

Advertising revenues for the three months ended September 30, 2001 and for the nine month period ended September 30, 2001 were $10.2 million and $31.3 million, respectively. For the nine months ended September 30, 2001, advertising revenues comprised approximately 37% of Claxson's total pro forma net revenues.

Pro forma operating expenses for the three months ended September 30, 2001 were $51.0 million which include merger and restructuring expenses, severance payments in connection with merger-related staff reductions, and other expenses related to the merger transaction. For the nine months ended September 30, 2001, pro forma operating expenses were $134.4 million. In the months immediately prior to and subsequent to the merger, the company has sought to manage its operating structure in order to maximize potential synergies from its combined media assets.

Pro forma net loss for the three months ended September 30, 2001 was $34.9 million, or $1.88 per common share. For the nine months ended September 30, 2001, pro forma net loss was $105.0 million, or $5.66 per share. Pro forma net loss for the three months ended September 30, 2001 and for the nine months ended September 30, 2001, included a loss from discontinued operations of $2.5 million and $32.3 million, respectively, related to the company s previously disclosed discontinuance of its e-commerce and connectivity services businesses.

As of September 30, 2001, Claxson had a balance of cash, cash equivalents and investments of $36.1 million and $101.9 million in long-term debt.

Playboy TV International

For the three months ended September 30, 2001, and for the nine months ended September 30, 2001, Playboy TV International (PTVI) and its affiliated companies recorded combined pro forma net revenue of $8.9 million and $29.8 million, respectively. For the three months ended September 30, 2001, and for the nine months ended September 30, 2001, PTVI and its affiliated companies recorded an EBITDA (defined as operating income or loss before amortization and depreciation) loss of $2.4 million and $4.7 million, respectively. PTVI and its affiliated companies ended the period with 20 international television networks in 51 countries.

Claxson Reports Third Quarter 2001 Results                             Page 3


About Claxson

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. The company has a portfolio of popular ente'tainment brands that are distributed over multiple platforms through Claxson's assets in pay television, broadcast television, radio and the Internet. Claxson was formed through the merger of El Sitio and assets contributed by members of the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries and in the United States.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxsom's registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission and as it became effective on August 15, 2001 under the Securities Act of 1933.

                                                        ###

Contacts:
Press & Media                                       Investors
Alfredo Richard                                     Jeff Majtyka/Lenny Santiago
Claxson                                             Brainerd Communicators Inc.
305-894-3588                                        212-986-6667
                                                    majtyka@braincomm.com
or                                                  santiago@braincomm.com

Jennifer Gery
Brainerd Communicators Inc.
212-986-6667
gery@braincomm.com


                        -- Financial Tables Attached --

Claxson Reports Third Quarter 2001 Results                             Page 4


                                    CLAXSON
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS (In Thousands of U.S. dollars, except per share data)



                                                               Three Months   Nine Months
                                                                  Ended         Ended
                                                              September 30,  September 30,
                                                                   2001            2001


NET REVENUES:
     Subscriber-based fees................................      $    15,385   $      47,313
     Advertising .........................................           10,198          31,343
     Other................................................            2,324           6,258
                                                                -----------   -------------

     Total net revenues                                              27,907          84,914
                                                                -----------   -------------

OPERATING EXPENSES:
     Product, content and technology......................           13,146          42,660
     Marketing and sales..................................            8,322          25,893
     Corporate and administration.........................           11,845          30,807
     Depreciation and amortization........................            6,646          19,851
     Merger and restructuring expenses....................           11,126          15,169
                                                                -----------   -------------

       Total operating expenses...........................           51,085         134,380
                                                                -----------   -------------

OPERATING LOSS                                                      (23,178)        (49,466)

OTHER INCOME (EXPENSE), NET                                          (3,362)        (11,321)

SHARE OF LOSS FROM UNCONSOLIDATED AFFILIATES                         (3,468)         (8,494)

PROVISION FOR NON-U.S. INCOME TAXES                                  (2,482)         (3,483)

MINORITY INTEREST                                                        61             118

DISCONTINUED OPERATIONS                                              (2,475)        (32,331)
                                                                ------------  --------------

NET LOSS                                                        $   (34,904)  $    (104,977)
                                                                ============  ==============

NET LOSS PER COMMON SHARE

(Basic and diluted)                                             $    (1.88)   $      (5.66)
                                                                ===========   =============

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS
(Basic and diluted)                                                  18,539         18,539
                                                                ===========   =============


Claxson Reports Third Quarter 2001 Results                             Page 5

                                    CLAXSON
                                BALANCE SHEETS
                        (In Thousands of U.S. dollars)


                                                                As of          As of
                                                            September 30,  December 31,
                                                                 2001          2000
                                                            (Consolidated)  (Pro Forma
                                                                             Combined)

ASSETS

CURRENT ASSETS

     Cash, cash equivalents and investments...............    $    36,099   $      87,996
     Accounts receivable, net .............................        37,219          43,661
     Programming rights, net..............................         10,226           9,684
     Other current assets.................................         12,803          20,384
     Net assets of discontinued operations................          2,187          32,432
                                                              -----------   -------------

     Total current assets                                          98,534         194,157

PROPERTY AND EQUIPMENT, net                                        39,622          43,298

PROGRAMMING RIGHTS, net                                             5,578           9,243

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES                         18,567          18,827

INVESTMENS IN DEBT AND EQUITY SECURITIES                            5,763             319

INTANGIBLE AND OTHER ASSETS, net                                  203,508         199,200
                                                              -----------   -------------
TOTAL ASSETS                                                      371,572         465,044
                                                              ===========   =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable, accrued and other liabilities......    $    58,429   $      63,656
     Current portion of programming rights obligations....          9,457          13,821
     Current portin of long-term debt.....................         10,090           9,467
                                                              -----------   -------------
        Total current liabilities                                  77,976          86,944

LONG-TERM DEBT                                                    101,977         112,849

OTHER LONG-TERM LIABILITIES                                         7,911          17,162

SHAREHOLDERS' EQUITY                                              183,708         248,089
                                                              -----------   -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $   371,572   $     465,044
                                                              ===========   =============


Claxson Reports Third Quarter 2001 Results                             Page 6


                                    CLAXSON
                  UNAUDITED PRO FORMA COMBINED STATEMENTS
                     OF OPERATIONS INFORMATION - BY SEGMENT
                        (In Thousands of U.S. dollars)




                                   Pay        Internet &     Broadcast      Broadcast       Claxson        Pro Forma
                               Television      Broadband     Television       Radio       Corporate (2)     Combined
                               ----------     ----------     ----------      --------     -------------     ---------

Three Months Ended
September 30, 2001:

NET REVENUES...................$.....20,064...$......1,172   $     3,385   $      3,286    $         --   $     27,907
                               ============   ============   ===========   ============    ============   ============

OPERATING INCOME (LOSS)........$......1,478...$....(19,876)  $    (1,903)  $     (1,579)   $     (1,298)  $    (23,178)
                               ============   =============  ============  =============   =============  =============

SEGMENT EBITDA (1).............$......6,136...$.....(6,073)  $       246   $      1,402    $       (751)  $        960
                               ============   ============  =============  ==============   =============  =============


Nine Months Ended September
30, 2001:

NET REVENUES...................$.....59,689...$......4,754   $    10,176   $     10,295    $         --   $     84,914
                               ============   ============   ===========   ============    ============   ============

OPERATING INCOME (LOSS)........$.......(141)..$....(42,177)  $    (2,679)  $     (1,240)   $     (3,229)  $    (49,466)
                               =============  =============   ===========   ============    ============   ============

SEGMENT EBITDA (1).............$.....15,643...$....(21,296)  $        (8)  $      4,325    $     (2,302)  $     (3,638)
                               ============   =============  ============= ============    =============  ============


(1) Excludes merger, restructuring, share-based compensation and severance costs
(2) Represents Claxson's corporate expenses not allocated to any business unit


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CLAXSON INTERACTIVE GROUP INC.
                                    -------------------------------------------
                                               (Registrant)

Date:  November 15, 2001     By:   /s/ Horacio Milberg
                                   -------------------------------------
                             Name: Horacio Milberg
                            Title: Chief Financial Officer
                                   Assistant Secretary